HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

April 5, 2005

Division of International C
Securities and Exchange C
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Based on the Bank's Board of Directors' decision dated March 7, 2005 and numbered 2141, the Ordinary General Shareholders' meeting of Garanti Bank relating to 2004 Financial Year was held on April 4, 2005, at 14:30 at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul and the following agenda was discussed and accepted:

- In order to fill in the vacancy in the Board of Directors, the appointment of M.Cüneyt Sezgin was voted and unanimously approved,
- The increase of the ceiling of the authorized capital to YTL 7,000,000,000 and in this regard, the amendment of Article 7 of the Bank's Articles of Association, and the addition of the "Provisional Article 2" to the Bank's Articles of Association were voted and approved,
- The transfer of YTL 428.022 thousand into extraordinary reserves account which remains after setting aside the legal reserves from net income of YTL 450.549 thousand for the full year 2004 was voted and approved,
- Information was provided to the shareholders regarding the Bank's charitable donations made during the year 2004,
- The nomination of KPMG – Akis Serbest Muhasebeci Mali Müşavirlik A.Ş as the External Audit Company by the Board of Directors was voted and approved.

Yours sincerely,

Hale TUNABOYLU	Funda GÜNGÖR
Vice President	Senior Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations

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